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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             ----------------------

                              REDBACK NETWORKS INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                             ----------------------

          Options to Purchase Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)

                             ----------------------

                                      n/a*
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                             ----------------------

                                Kevin A. DeNuccio
                      President and Chief Executive Officer
                              Redback Networks Inc.
                                 250 Holger Way
                           San Jose, California 95134
                                 (408) 571-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                             ----------------------

                                   Copies to:

      Page Mailliard, Esq.                          Thomas L. Cronan III, Esq.
Wilson Sonsini Goodrich & Rosati                       Redback Networks Inc.
       650 Page Mill Road                                  250 Holger Way
Palo Alto, California 94304-1050                     San Jose, California 95134
         (650) 493-9300                                    (408) 571-5000

                            CALCULATION OF FILING FEE
================================================================================
          Transaction Valuation+                    Amount of Filing Fee
--------------------------------------------------------------------------------
              $66,158,722.00                             $13,232.00
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+    Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 15,658,869 shares of common stock of Redback Networks Inc. having an aggregate value of $66,158,722.00 as of September 4, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                      Amount Previously Paid: $13,232.00.
                     Form or Registration No.: Schedule TO.
                      Filing party: Redback Networks Inc.
                         Date filed: September 6, 2001.


[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [_]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

* There is no trading market or CUSIP number for the options. The CUSIP number for the underlying common stock is 757209101.

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Introductory Statement.

     This Amendment No. 3, our final amendment to our Offer to Replace, amends and supplements the Tender Offer Statement on Schedule TO filed by Redback Networks Inc., a Delaware corporation ("Redback" or the "Company") with the Securities and Exchange Commission on September 6, 2001, as amended on October 1, 2001 and October 5, 2001 (as so amended, the "Schedule TO"), relating to our offer to replace certain outstanding eligible stock options to purchase shares of our Common Stock, upon the terms and subject to the conditions described in the (i) Offer to Replace, (ii) the Election Form, and (iii) the Notice to Withdraw from the Offer.

     The Offer to Replace, including all withdrawal rights, expired at 9:00 p.m., Pacific Time, on Friday, October 12, 2001. Pursuant to the terms and conditions of the Offer to Replace, a total of 737 eligible optionees participated in the option replacement program. We have accepted for cancellation options to purchase 21,132,820 shares of our common stock. Subject to the terms and conditions of the Offer to Replace, we will grant new options to purchase 14,205,557 shares of our common stock effective as of October 15, 2001 in exchange for the options surrendered and accepted pursuant to the Offer to Replace.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      REDBACK NETWORKS INC.

                                      /s/         Kevin A. DeNuccio
                                      ------------------------------------------
                                      President and Chief Executive Officer

Date:  October 15, 2001